

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2010

<u>**Via U.S. Mail and Fax, 509-427-5422**</u>

Marvin S. Hausman, M.D.
Chief Executive Officer
Total Nutraceutical Solutions, Inc.
P.O. Box 910
Stevenson, Washington 98648

      RE: **Total Nutraceutical Solutions, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed April 15, 2010, amended October 19, 2010
             File No. 000-52864

Dear Dr. Hausman:

      We have completed our review of your annual report on Form 10-K and do not, at this time, have any further comments.

                Sincerely,

                /s/Robert Bartelmes for
                Larry Spirgel
                Assistant Director